February 16, 2010

Via EDGAR

Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Evan S. Jacobson, Examiner

RE:  MIB Digital, Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed November 18, 2009
     File No. 333-163172

Mr. Jacobson:

         This letter responds to comments from the Staff (the "Staff") of the Securities and Exchange Commission(the "Commission") contained in the letter from the Staff to MIB Digital, Inc. (the "Company") dated February 12, 2010 regarding the above-referenced Registration Statement on Form S-1/A (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

We note your response to prior comment 1. As previously requested in comment 1 of our letters dated December 15, 2009 and January 20, 2010, please check the appropriate box on the front cover page of the registration statement indicating that your offering is on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

RESPONSE:

We concur with the Staff and have checked the appropriate box on the front cover page of the registration statement.

STAFF COMMENT 2:

We note your response to prior comment 5. As previously requested, please revise your disclosure in the "Summary Information About MIB Digital, Inc." section to clarify that you plan to focus entirely on NCAA content.

RESPONSE:

We concur with the staff and revised the "Summary Information About MIB Digital, Inc." to reflect that we are focusing exclusively on NCAA content.

STAFF COMMENT 3:

We note your response to prior comment 6 and we reissue the comment in part. The subheading "Industry Competition" does not adequately describe the risk factor. Please revise the subheading to briefly and concisely explain th specific risk posed by the competition you face.

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RESPONSE:

We concur with the staff and have updated the risk factor to adequately describe the competition we face.

STAFF COMMENT 4:

We note your response to prior comment 8. Please provide tabular disclosure regarding the dilution per share if less than all of the shares of common stock registered in the offering are sold. Refer to the existing tabular disclosure that contemplates the sale of all offered shares as an example.

RESPONSE:

We concur with the staff and have updated the registration statement with tabular disclosure on the dilution per share if less than all shares are sold in the offering.

STAFF COMMENT 5:

Please add disclosure to this section consistent with the disclosure you added to the "Summary Information About MIB Digital, Inc." section in response to prior comment 4.

RESPONSE:

We concur with the staff and have added the disclosure in accordance with the disclosure in comment 4.

STAFF COMMENT 6:

We note your response to prior comment 9 and reissue our prior comment. It is the Staff's view that the general sports discussion provided is not relevant to your business as you have defined it and should be removed. Please limit your discussion in this section to a narrowly-focused description of your proposed business niche (i.e., streaming NCAA sports content to computers and mobile devices), and delete statements that relate generally to a broad discussion of sports and advertising in the United States.

RESPONSE:

We concur with the staff and have removed the general references and limited the disclosures to the NCAA sports in the United States.

STAFF COMMENT 7:

We note your response to prior comment 10. The following statistics and statements on pages 21 through 23 do not appear relevant to your proposed business, which you have described as streaming NCAA sports content to computer s and mobile devices and should be deleted:

      o To business people, sports provide a lucrative and continually growing marketplace worthy of immense investments.

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      o     Advertising dollars spent in the US was $285.1 billion in 2008, according to experts at Universal McCann, an Interpublic company (www.universalmccann.com). This includes national advertising, which was estimated at $193.0 billion, with the balance being local advertising via TV and local newspapers.

      o CBS, the network carrying the games, earned $643 million from these games in 2008, up 23.8% from 2007.

      o eMarketer projects that the online share of ad dollars will continue to grow, rising from nearly 10% this yea to slightly more than 15% in 2013.

      o In light of the heightened activity and interest, eMarketer also forecasts that advertisers will spend $3.3 billion on mobile advertising in 2013, up from $648 million in 2008.

      o     The two tables at the top of page 22.

      o eMarketer forecasts that US sports advertisers will spend $2.95 billion on advertising in 2012, update from $1.4 billion in 2007.

      o Content sports sites such as Yahoo!, ESPN and CBS.com enjoy some of their highest monthly traffic during March when the NCAA championship games are played. CBS, the network carrying the games, earned $643 million from these games in 2008, update 23.8% from 2007

      o     The two tables at the top of page 23.

      o In summary, the market opportunity for the Company is a multi-billion dollar market opportunity and the industry is expanding and growing quickly year over year. RESPONSE:

We concur with the staff and have updated the references on page 21 through 23 to ensure they are relevant to our proposed business of streaming NCAA sports content to computers and mobile devices.

STAFF COMMENT 8:

We note your statement on page 21 that "hundreds of millions" of fans around the globe follow sports daily, whether via radio, cell phone, television, computer, printed publications, online or in person, as spectators or participants. Please provide support for this statement, or delete it. If you choose to provide support for this statement, please add quantification for your target market, i.e., the number of NCAA sports fans who watch sports online or on mobile devices.

RESPONSE:

We concur with the staff and have removed this statement.

STAFF COMMENT 9:

We note your statement on page 21 that sports coverage is one of the most "widely viewed" categories online. Please provide support for this statement, or delete.

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RESPONSE:

We concur with the staff and have deleted this statement.

STAFF COMMENT 10:

We note your statement on page 22 that "The Company has chosen to work exclusively with the NCAA content which is very profitable compared to the sporting events." Please provide support for this statement, or delete it.

RESPONSE:

We concur with the staff and have removed this statement.

      We trust that you will find the foregoing responsive to the comments from the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 678-428-6026.

Sincerely,

/s/ Scott Hughes
----------------
Scott Hughes
Chief Executive Officer

Enclosure

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